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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐

For Period Ended:	December 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
          EMS Technologies, Inc.

Full Name of Registrant

Former Name if Applicable
          660 Engineering Drive

Address of Principal Executive Office (Street and Number)
          Norcross, GA 30092

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In the first quarter of 2006, the Company devoted a significant portion of its finance and accounting resources in support of the efforts required to complete the public offering of 3,795,000 shares of its common stock, and to complete the sale of its Satellite Networks division. The final Registration Statement on Form S-3 and Prospectus for the Company’s public offering were filed with the SEC on February 10, 2006. The sale of the Company’s Satellite Networks division was completed on March 9, 2006, and a related Report on Form 8-K was filed on March 15, 2006.
As a result, the Company could not, without unreasonable effort or expense, prepare the filing and related documentation on a timetable that allowed adequate time for the internal and external reviews required to ensure that the information is both complete and accurate, for a filing of its annual report on Form 10-K on or before March 16, 2006. The Company intends and expects to file its annual report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary Shell	770	729-6512
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On March 15, 2006, the Company announced its preliminary results for its fourth fiscal quarter and the fiscal year ended December 31, 2005. A copy of the news release was furnished as Exhibit 99.1 to the Company’s Report on Form 8-K dated March 15, 2006. That public announcement provided information concerning the principal factors affecting the comparative results, which included record sales and higher profits in continuing operations and a significantly greater loss in discontinued operations in 2005 as compared with 2004. The consolidated statement of operations to be filed with the report on Form 10-K for the fiscal year ended December 31, 2005 is expected to be consistent with the results of operations as set forth in the March 15, 2006 news release.
EMS Technologies, Inc.

           (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006

By:	/s/ Don T.Scartz

Don T. Scartz
Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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